Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) of First Midwest Bancorp, Inc. and related proxy/prospectus of First Midwest Bancorp, Inc. and Bridgeview Bancorp, Inc. for the registration of shares of common stock of First Midwest Bancorp, Inc. and to the incorporation by reference therein of our reports dated February 28, 2018 with respect to the consolidated financial statements of First Midwest Bancorp, Inc., and the effectiveness of internal control over financial reporting of First Midwest Bancorp, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
February 12, 2019